Exhibit 99.1

ASX ANNOUNCEMENT

12 April 2018

The Manager

ASX Market Announcements Platform

ASX Ltd

Application for Removal from ASX official list

The Directors of Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) ("IMT" or the "Company") have formally applied to the ASX to have the Company removed from the official list ("ASX delisting").

Reasons for delisting from ASX

IMT is an investment holding company incorporated and domiciled in Australia. The Company's primary focus is in the 3D autostereoscopic display technology domain. Having been admitted to the ASX official list on 22 February 2013 and official quotation of the Company's shares occurred on 25 February 2013. The Company's shares are also listed on the Nasdaq Capital Market under the symbol IMTE.

The IMT directors consider that the administrative, compliance, financial obligations and costs associated with maintaining an ASX listing are no longer justified or in the best interests of shareholders. The Company incurs significant corporate, legal, auditing and administration costs by maintaining a dual listing on the ASX and Nasdaq. These costs would be significantly reduced if the Company delisted from the ASX and continued to maintain a listing solely on the Nasdaq. In addition, the directors of IMT consider that current trading volumes and the benefits of an ASX listing do not warrant the costs of maintaining a listing on ASX.

In light of the above, the directors of IMT have approved the Company's delisting from ASX and have consequently formally applied to be removed.

Consequences for shareholders as a result of Delisting Process

In the event that the application for removal is accepted by ASX the Ordinary shares in IMT will trade on ASX until the close of trading on 8 June 2018, after which trading in IMT shares will be suspended. Following the suspension of trading in IMT shares, shareholders will no longer be able to trade their shares in IMT on ASX. Following the suspension of shares from quotation, IMT will be removed from the ASX official list on 15 June 2018.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

The indicative timetable for the ASX delisting is set out below. Unless otherwise indicated, all dates are Sydney, Australia dates.

Event	Date
Suspension Date Effective date of suspension in trading of IMT ordinary shares on ASX. Please note that you will not be able to trade your IMT shares on ASX after close of trading on this date.	8 June 2018
Delisting Date Effective date of removal of IMT from the official list of ASX.	15 June 2018

IMT will notify the market by announcement on ASX if there are any changes to this timetable.

Consequences for IMT as a result of Delisting Process

In the event that the Company's application for removal is approved by ASX, IMT will be suspended and removed from the ASX official list. However:

•	ordinary shares in IMT will continue to be listed on Nasdaq and IMT will continue to be subject to Nasdaq Listing Rules; and
•	copies of IMT's market releases and other relevant corporate information will continue to be available at www.imtechltd.com.

Options for shareholders if IMT is delisted from ASX

In the event that the ASX approves the Company's application for removal Shareholders will have the following options with respect to their shareholdings. Shareholders should consider the implications of each of the options listed below and are encouraged to consult with their financial or tax advisor when doing so.

Option 1: Sell their shareholdings on ASX before close of trading on the Suspension Date

Shareholders can sell their shares on ASX at any time prior to close of trading on the Suspension Date, being 8 June 2018 as they may have previously done (i.e., by contacting their broker or financial advisor, or through an online share trading platform).

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

After the close of trading on the Suspension Date, Shareholders will not be able to sell their shares on ASX.

No new trades will be processed in the period between the close of trading on the Suspension Date and the Delisting Date. This period will be used to settle pre-existing trades.

If Shareholders elect to sell their shares on the ASX prior to close of trading on the Suspension Date, they will be responsible for any costs associated with the sale of their shares as is customary, including any broker commission or tax.

Shareholders should be aware there is no guarantee there will be an active market in the shares up until the close of trading on the Suspension Date. There may be relatively few or many potential buyers or sellers of shares on the ASX at any given time.

Option 2: Transfer shares to the United States register and trade them on the Nasdaq Capital Market

IMT's shares are also listed on Nasdaq under the symbol IMTE. By following the instructions on the Company's website, Shareholders can transfer their shares to the United States register and trade them on the Nasdaq Capital Market.

Once shares have been registered on the United States register, shareholders should contact American Stock Transfer & Trust Company LLC or their nominee registered in order to sell these shares on the Nasdaq Capital Markets.

Shareholders will be responsible for any brokerage fees or tax and other costs that may be related to the sale of shares on Nasdaq.

Option 3: Do nothing and retain your shares

If Shareholders wish to retain their IMT shareholding in the register in Australia, simply do nothing. In that case, after the Delisting Date, shareholdings in IMT will be kept in the register in Australia. If Shareholders do this, in order to sell their shares in the future, they would either need to, at a subsequent date, transfer their shares to a willing buyer in an off-market transfer or transfer their shares to the United States register and trade them under the Nasdaq Capital Markets as outlined under Option 2 above.

ASX In-principle advice

IMT has sought in-principle advice from ASX for its removal from the official list. The ASX has advised that in accordance with IMT's request, the ASX would be likely to agree to IMT's removal request, on receipt of an application to remove IMT from the official list pursuant to Listing Rule 17.11, subject to compliance with the following conditions:

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

1.	The company sends a written or electronic communication to all holders of shares, in form and substance satisfactory to ASX, setting out:
	1.1	The nominated time and date at which the Company will be removed from the ASX official list and that:
		1.1.1	If they wish to sell their securities on ASX, they will need to do so before then; and
		1.1.2	If they don't, thereafter they will only be able to sell their securities on-market on the Nasdaq Capital Market ("NASDAQ");
	1.2	Generally what they will need to do if they wish to sell their securities on NASDAQ.
2.	The removal shall not take place any earlier than one month after the date the information in point 1 above has been sent to the Company's shareholders.
3.	The Company releases full terms of the ASX decision to the market immediately upon the Company's directors resolving to seek removal of the Company from the official list of ASX.

The Company has prepared and will be distributing to shareholders a written communication addressing each of the conditions listed at point 1 above.

On behalf of the Board,

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948